Exhibit 99.1

May 8, 2019

Sprott Physical Gold and Silver Trust
Royal Bank Plaza, South Tower
200 Bay Street
Suite 2700, P.O. Box 27
Toronto, Ontario
M5J 2J1

and

RBC Investor Services Trust
155 Wellington Street West, 2nd Floor
RBC Centre
Toronto, Ontario
M5V 3L3

Dear Sirs/Mesdames:

Reference is made to Sprott Physical Gold and Silver Trust’s trust agreement dated October 26, 2017 as between the settlor, the Manager and RBC Investor Services Trust, as amended on September 17, 2018 (the “Trust Agreement”). Capitalized terms used herein have the meanings given to the in the Trust Agreement.

As contemplated in the definition of “Bullion Redemption Notice” at section 1.1(o) of the Trust Agreement, the Manager may from time to time in its sole discretion determine the form of a Bullion Redemption Notice.

Please be advised that the Manager has determined that effective immediately the form of notice attached hereto as Exhibit I shall be the form of Bullion Redemption Notice required in connection with a redemption for physical bullion as contemplated in the Trust Agreement, and such form replaces the existing form at Schedule “E” to the Trust Agreement.

This letter supersedes and replaces the letter of Sprott Physical Gold and Silver Trust dated and filed on SEDAR on April 11, 2019.

Effective immediately, the Manager will no longer accept any a Bullion Redemption Notice that is not in the form attached hereto as Exhibit I.

If you have any questions regarding the foregoing, please contact the Manager at 1-855-943-8099 or by email at: invest@sprott.com.

SPROTT ASSET MANAGEMENT LP, by its general partner SPROTT ASSET MANAGEMENT GP INC., in its capacity as manager of Sprott Physical Gold and Silver Trust

By:	Signed	“John Ciampaglia”
	Name:	John Ciampaglia
	Title:	CEO

Exhibit I

(see attached)

FORM OF BULLION REDEMPTION NOTICE

DATE:

TO:	TSX Trust Company (the “Transfer Agent”), as the registrar and transfer agent of Sprott Physical Gold and Silver Trust (the “Trust”)

Ticker Symbol: CUSIP number

Attention:

Fax No:

AND TO:	Sprott Asset Management LP (the “Manager”), as the manager of the Trust

RE:	Bullion Redemption Notice under Section 6.1 of the Trust Agreement of the Trust

The undersigned (the “Unitholder”), the holder of                     units of the Trust (the “Units”) designated above by its Toronto Stock Exchange or NYSE Arca ticker symbol and CUSIP number, requests the redemption for physical gold and silver bullion of the aforementioned Units in accordance with, and subject to the terms and conditions set forth in, a trust agreement of the Trust dated as of October 26, 2017, as the same may be further amended, restated or supplemented from time to time, and directs the Transfer Agent to cancel such Units on                             . The Unitholder represents and warrants that it is not (i) an undertaking for collective investment in transferable securities (UCITS) or (ii) prohibited by its investment policies, guidelines or restrictions from receiving physical gold and silver bullion. All physical gold and silver bullion shall be delivered to the following address by armoured transportation service carrier, which the undersigned hereby authorizes the Manager or its agent to retain on the undersigned’s behalf.

Delivery Instructions:	Please see attached for detailed delivery instructions.

Signature of Unitholder	Signature Guarantee

Print Name

Print Address

NOTE:                   The name and address of the Unitholder set forth in this Bullion Redemption Notice must correspond with the name and address as recorded on the register of the Trust maintained by the Transfer Agent. The signature of the person executing this Bullion Redemption Notice must be guaranteed by a Canadian chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program.

Sprott Physical Gold and Silver Trust

Physical Redemption Request form

Delivery Instructions for Gold:

Delivery Instructions for Bullion Broker acting as the buyer for the Gold
Broker Name
Contact Person

Delivery Instructions for transportation outside the RCM
Armoured Transportation Carrier
Contact of the Carrier
Address to be delivered

Delivery Instructions for accounts with the Royal Canadian Mint
Account Number
Contact at the RCM

Delivery Instructions for Silver:

Delivery Instructions for Bullion Broker acting as the buyer for the Silver
Broker Name
Contact Person

Delivery Instructions for transportation outside the RCM
Armoured Transportation Carrier
Contact of the Carrier
Address to be delivered

Delivery Instructions for accounts with the Royal Canadian Mint
Account Number
Contact at the RCM

NOTE: ADDRESS MUST BE A COMMERCIAL ADDRESS (PLACE OF BUSINESS OR A BANK). CARRIER WILL NOT DELIVER TO A RESIDENTIAL ADDRESS. Please contact Carrier directly to confirm delivery address.

Any changes or amendments to the delivery instructions completed in this form will constitute a cancelation of the redemption, and the redemption will deemed to be processed for the following month. This form must contain delivery instructions that are acceptable to the armored service transportation carrier. The Manager will provide the delivery date of the metal once it is available and confirmed by the RCM. It is the responsibility of the redeeming unitholder to make arrangements to pick up of the bullion within 5 Business Days of the date it is made available to the unitholder, and failure to do so may constitute a cancellation of your redemption.

Signature of the Carrier or Bullion Broker representing the redeeming unitholder, as marked on the redemption notice

Signature

Name

Date